

May 16, 2014

<u>Via E-mail</u>
Jordan Starkman
President and Secretary
Rimrock Gold Corp.
3651 Lindell Rd., Suite #D155
Las Vegas, NV 89103

Re: **Rimrock Gold Corp.**
        Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2013
        Filed April 11, 2014
        Response dated May 2, 2014
        File No. 333-149552

Dear Mr. Starkman:

We have reviewed your response dated May 2, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. We reviewed your response to comment 1 in our letter dated April 18, 2014. We understand that DNTW Toronto LLP is still in existence and is able to reissue its report dated October 15, 2013. As such, please have DNTW Toronto LLP reissue its prior report, as previously dated, modified accordingly to address the fact that the audit report was issued prior to the restatement, and include the reissued report in an amended filing.

2. We reviewed your response to comment 2 in our letter dated April 18, 2014. You state that you are not aware, and have not been notified, of any error in your financial statements. However, the financial statements included in the amendment were restated as disclosed in Note 18. As such, you should file an Item 4.02 Form 8-K. Refer to

       Question 101.01 of the Division's Compliance and Disclosure Interpretations of Exchange Act Form 8-K available on our website at www.sec.gov.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

                     Sincerely,

                     /s/ William H. Thompson

                     William H. Thompson
                     Accounting Branch Chief